Exhibit 99.2

LOCAFY ANNOUNCES RECEIPT OF NASDAQ LISTING DETERMINATION;

COMPANY TO REQUEST HEARING

PERTH, Australia, June 22, 2023 — Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced today announced that on June 21, 2023, the Company received notice from the Listing Qualifications Staff (the “Staff”) of the Nasdaq Capital Market (“Nasdaq”) indicating that, based upon the Company’s continued non-compliance with Nasdaq’s minimum stockholders’ equity requirement of at least $2.5 million under Nasdaq Listing Rule 5550(b)(1), as of June 30, 2023, the Company’s securities would be subject to delisting unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). Further, as of June 21, 2023, the Company did not meet the alternative compliance standards relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On May 5, 2023, May 18, 2023 and June 12, 2023, the Company submitted a plan and supporting documentation to regain compliance with the minimum stockholders’ equity requirement.

The Staff notified the Company by letter dated June 21, 2023, that it determined that the Company did not provide definitive agreements or sales contracts in support of its financial projections as related to its cost cutting measures and that plans relying on future projected revenues to comply with the equity requirement are generally not accepted unless the Company has definitive contracts and the revenue will be received in the near term. The Staff also determined that it found no support for assuming profitability or a tax asset being accretive to equity absent definitive agreements. Finally, the Staff determined that although the Company plans an equity infusion through an ATM offering, the amount and timing of any equity raise is uncertain, and in and of itself, the ATM offering will not be enough to restore the Company to compliance.

The Company will have until June 28, 2023 to request a hearing. The Company plans to timely request a hearing, which request will stay any further action by the Staff at least pending the issuance of the Panel’s decision following the hearing and the expiration of any extension that may be granted by the Panel. At the hearing, the Company will present its plan to evidence compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, and request an extension of time within which to do so. The Company’s ordinary shares and warrants will continue to trade on Nasdaq under the symbols “LCFY” and “LCFYW”, respectively, at least pending the ultimate conclusion of the hearing process.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com